Exhibit 99.1

CORPORATE POLICY

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:	EMPLOYMENT – GENERAL
ISSUED:	February 28, 2014
PAGE:	Page 1 of 7

For the purposes of this Code of Business Conduct and Ethics (“Code” or “this policy”) for ease of reference, the terms “employees” or “its employees”, unless the context otherwise requires, means employees, officers, directors, contractors and consultants of Harvest Operations Corp. (“Harvest” or “the Corporation”) or of direct or indirect wholly owned subsidiaries of Harvest.

INTRODUCTION

The Corporation requires the highest standards of professional and ethical conduct from employees. Harvest’s reputation for honesty and integrity among its stakeholders is key to the success of its business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

The Code reflects Harvest’s commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Please read this Code carefully.

In addition to following this Code in all aspects of business activities, employees are expected to seek guidance in any case where there is a question about compliance with Harvest’s policies and applicable laws. In addition, this Code sets forth a framework and general principles but in areas covered by a specific policy, the Code does not supersede the specific policies or the further detail covered in such specific policies.

The cooperation and commitment of employees is necessary to the continued success of Harvest’s business and the cultivation and maintenance of Harvest’s reputation as a good corporate citizen.

CONFLICTS OF INTEREST

General Principles

Employees in discharging their duties are required to act honestly and in good faith in the best interests of Harvest. Accordingly, to avoid conflicts of interest, employees must not engage in outside activities, enter into transactions or acquire interests (personal or family) or engage in other employment that may potentially interfere with, or be perceived to interfere with, the interests of Harvest. Generally, conflicts of interest are characterized as situations where there is interference with the employee’s ability to perform his duties effectively, or otherwise where loyalty to Harvest is or can be compromised. Employees have to arrange and conduct their personal business affairs in a manner that does not interfere with or which could be reasonably expected not to interfere with, the individual’s independent judgment and objectivity and which would not negatively affect his performance on behalf of Harvest.

Conflicts of interest also may arise when an employee, or a member of his or her family, transacts with Harvest (see “Related Parties”) or receives improper personal benefits as a result of his or her position at Harvest. For example, an employee shall not accept compensation or benefits (such as discounts, guarantees, loans or favours) as a result of his or her position with Harvest, or when such benefits come from persons or entities dealing with or having potential dealings with Harvest reference should also be made to related provisions of this Code (“Corporate Opportunities” and “Gifts and Entertainment”).

From time to time, the Corporation may contract the services of, or hire relatives of an employee. No employee shall participate in the hiring, assessment of performance, career progression or compensation of a relative. Where technical or functional mentorship is still required, formal supervisory responsibilities will be delegated to an equivalent or next highest level of supervisor. Further, no employee shall be placed in the position of having supervisory responsibilities (of either an employee or contractor) for a relative of his or her immediate supervisor. For more detailed information relating to the employment of family members, please refer to Harvest’s Recruitment of Permanent Employees Policy.

CORPORATE POLICY

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:	EMPLOYMENT – GENERAL
ISSUED:	February 28, 2014
PAGE:	Page 2 of 7

In general, subject to the foregoing guidance, the private investment activities of employees, even in entities which may compete directly or indirectly with the Corporation are not prohibited. Passive non-significant investments in public or private entities will not be viewed as "competing" with the Corporation.

In addition to the disclosure referenced above, it is also acknowledged that employees, including officers of Harvest, may be directors or officers of other entities engaged in the oil and gas business. Such appointments shall be disclosed to the President and Chief Executive Officer by an employee prior to accepting an appointment.

Related Parties

Related party ownership is a specific area where conflicts of interest can arise. If an employee owns or has family members who own (directly or indirectly, including beneficial ownership) a significant financial interest in a customer, supplier, competitor, corporation or other entity with which Harvest conducts any business or transactions, disclosure of that ownership is required. (Any of such entities, where there is a significant financial interest held by an employee, is referred to in this Code as a “related party”). If the employee is aware of potential business proposed by the Corporation with any of such related entities, disclosure is also required. Any such business or transactions are referred to in this Code as “related party transactions”.

Disclosure of related party ownership is required upon acquisition, and any changes to such ownership are to be disclosed as they occur. Disclosure will also be required if such interest was acquired before the effective date of this policy or before the employee’s date of hire, since the Corporation is concerned with the existence of any related party ownership by employees.

With respect to related party transactions, in certain cases the resolution to the conflict will still allow the employee to maintain his or her ownership interest in a related party. In appropriate cases, Harvest’s business with the related party will be conducted so that any employee with a significant ownership or financial interest in the related party will not be engaged in dealings, or assigned to any position where he or she may influence or make decisions as to the applicable related party transaction.

Transactions with related parties, as with any stakeholders of the Corporation, will be made on an arm’s length basis with fair payment for goods and services received.

Disclosure, Approval and Resolution

If a transaction, interest, investment or other circumstance or activity pose a conflict or potential conflict of interest, disclosure shall be made promptly to the President and Chief Executive Officer (or in the case of officers or directors, to the Audit Committee of the Board of Directors (“Audit Committee”) with full disclosure of the nature and extent of the conflict or potential conflict of interest.

When conflicts or potential conflicts arise, or there is a question as to the existence of a conflict, employees generally should first report to and consult with senior management or Harvest’s legal counsel. This will, assist with consideration of the need for disclosure, or the process for making disclosure.

If in the opinion of the President and Chief Executive Officer (or of the Audit Committee with respect to officer or director conflicts or potential conflicts) the circumstance or activity constitutes a conflict of interest which reasonably affects or could reasonably be expected to affect such person's ability to act objectively with a view to the best interests of the Corporation, the President and Chief Executive Officer (or the Audit Committee) will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Corporation. Such actions, without limitation, may include the exclusion of such directors, officers or employees from certain information or activities of the Corporation, a decision not to transact with a certain entity or a requirement on the employee to terminate or discontinue with the interest or activity that has created the conflict.

CORPORATE POLICY

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:	EMPLOYMENT – GENERAL
ISSUED:	February 28, 2014
PAGE:	Page 3 of 7

Approval by the President and Chief Executive Officer or, as applicable, the Audit Committee would be required to waive requirements of this Code as to conflicts of interest, as with any other provision.

CORPORATE OPPORTUNITIES

Employees are prohibited from taking for themselves personal opportunities that arise through the use of Harvest’s property, information or position and from using Harvest’s property, information or position for personal gain. In addition, corporate property, and/or information should not be used to provide benefit for individuals or groups outside of Harvest. Employees are also prohibited from competing with Harvest.

PROTECTION AND PROPER USE OF HARVEST ASSETS

All employees should endeavor to protect Harvest’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Harvest’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation to supervisors, management or anonymously using Harvest’s whistleblower hotline (ConfidenceLine). For more detailed information, please refer to Harvest’s Whistleblower Policy.

Company assets, such as funds, products, computers or information may only be used for legitimate business purposes or other purposes approved by senior management. Company assets may never be used for illegal or personal purposes.

INVENTIONS, PATENTS AND COPYRIGHTS

Inventions, designs, technological enhancements and discoveries related to or developed during the term of employment that are related to or within an individual’s occupational duties and responsibilities are the entire and exclusive property of Harvest. Employees are required to disclose the invention, design, technological enhancement or discovery to Harvest. Harvest will determine whether it is patentable or should be otherwise protected by copyright or trademark registration. Harvest may require the employee to do what is necessary to assist in the patent, copyright or trademark application.

ACCURACY OF HARVEST RECORDS, COMMUNICATIONS AND REPORTING

Honest and accurate recording and reporting of information is critical to Harvest’s ability to make responsible business decisions. Harvest’s accounting records are relied upon to produce reports for Harvest’s management, creditors, governmental agencies and other stakeholders. Harvest’s financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All employees have a responsibility to disclose information appropriately to other Harvest personnel or departments if such information can reasonably be expected to have an impact in ensuring the accuracy of Harvest’s records and reporting. Disclosure of this information should be made on a timely basis and, as relevant and appropriate, should be communicated to the employee’s supervisor.

CORPORATE POLICY

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:	EMPLOYMENT – GENERAL
ISSUED:	February 28, 2014
PAGE:	Page 4 of 7

All employees have a responsibility to ensure correct preparation and transmittal of information such that Harvest’s accounting records do not contain any false or misleading entries, including misclassification of transactions as to accounts, department or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and be reported on a timely basis to facilitate such transactions being recorded in the proper account and in the proper accounting period.

Business records and communications may become public through legal or regulatory investigations or the media. Employees should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including e-mail and informal notes or interoffice memos. For additional guidance please refer to Harvest’s Disclosure and Trading Policy.

ASSISTANCE TO AUDITORS

Management and employees are expected to provide information reasonably requested by auditors of Harvest in order to assist them in completing their audit. When providing information, employees should focus on providing correct factual information and should not attempt to influence the auditor. Improper conduct towards auditors such as coercion, manipulation, offering bribes or issuing threats is a violation of this Code.

INTERNAL CONTROLS

Employees are required to comply with Harvest's system of internal controls. These internal controls have been instituted by Harvest to conduct its business in an orderly and efficient manner;  to safeguard its assets and resources; deter and detect errors, fraud and theft;  ensure accuracy and completeness of accounting records; produce reliable and timely financial and management information; and ensure adherence to its policies and plans.  Known instances of internal control violations must be reported to Corporate Compliance immediately

CONFIDENTIALITY

Employees must safeguard and maintain the confidentiality of proprietary and confidential information entrusted to them by Harvest or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. Examples of proprietary information include, but are not limited to, intellectual property, business and marketing plans and employee information. The obligation to preserve confidential information continues even after employees leave Harvest.

Confidential information also includes proprietary and confidential information that stakeholders have entrusted to Harvest.

Guidelines as to maintaining confidentiality can be found in Harvest’s Disclosure and Trading Policy.

PRIVACY POLICY

Harvest has a Privacy Policy designed to ensure that personal information is protected. For further detailed information, please refer to Harvest’s Privacy Policy.

INSIDER TRADING

Insider trading is unethical and illegal. Employees are not allowed to trade in securities of a company while in possession of material non-public information regarding that company. It is also illegal to “tip” or pass on material inside information to any other person who might make an investment decision based on that information or pass the information on further. The restriction on trading and disclosure also applies to the securities and information of other companies which are public companies, on the basis that material non-public information of those companies may be obtained by Harvest employees in the course of their employment with Harvest.

CORPORATE POLICY

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:	EMPLOYMENT – GENERAL
ISSUED:	February 28, 2014
PAGE:	Page 5 of 7

FAIR DEALING

Each employee should endeavor to deal fairly with Harvest’s customers, suppliers, competitors and other stakeholders, and in a way that preserves the Corporation’s integrity and reputation. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other illegal or unfair practice.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Compliance with both the letter and spirit of all laws, rules and regulations applicable to Harvest’s business is critical to Harvest’s reputation and continued success and employees must avoid even the appearance of impropriety. All employees must respect and obey the laws of the cities, provinces, states and countries in which Harvest operates.

COMPLIANCE WITH ENVIRONMENTAL LAWS

Harvest is sensitive to the environmental, health and safety impact of its operations. Accordingly, Harvest’s goal is strict compliance with all applicable Federal and Provincial environmental laws and regulations. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with a member of the senior management or Harvest’s legal counsel.

SAFETY AND HEALTH

All Employees are responsible for maintaining a safe workplace by following safety and health rules and practices. Harvest is committed to keeping its workplaces free from hazards. Employees must report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. If at any time an employee feels that there is a safety risk, the employee has the right to stop work and report the safety risk. Threats or acts of violence or physical intimidation are prohibited. For further detailed information, please refer to Harvest’s Environment, Health and Safety Policy.

In order to protect the safety of all employees, employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

EMPLOYMENT PRACTICES - DISCRIMINATION AND HARASSMENT

Harvest respects the diversity of employees and is committed to providing equal opportunity in all aspects of employment. Harvest endeavours to keep employees free from discrimination on the basis of gender, physical disability, mental disability, source of income, age, marital status, family status, sexual orientation, religious beliefs, race, colour, ancestry or place of origin. For further detailed information, please refer to Harvest’s Discrimination and Harassment Policy.

USE OF E-MAIL AND INTERNET SERVICES

Access to the Internet is provided to employees for the benefit of Harvest and its stakeholders. Employees are able to connect to a variety of business information resources around the world.

CORPORATE POLICY

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:	EMPLOYMENT – GENERAL
ISSUED:	February 28, 2014
PAGE:	Page 6 of 7

Conversely, the Internet is also replete with risks and inappropriate material. To ensure that all employees are responsible and productive Internet users and to protect Harvest’s interests, an Information Security Policy has been established for using the Internet and e-mail.

Employees using the Internet are representing Harvest. Employees are responsible for ensuring that the Internet is used in an effective, ethical and lawful manner. For further detailed information, please refer to Harvest’s Information Security Policy.

POLITICAL ACTIVITIES AND CONTRIBUTIONS

Harvest respects the right of its employees to participate in political activities. However, these activities should not be conducted on company time nor involve the use of any Harvest resources such as telephones, computers or supplies. Employees will not be reimbursed for personal political contributions.

GIFTS AND ENTERTAINMENT

The exchange of business gifts, prizes and entertainment is a common practice and is designed to develop and foster goodwill among business partners. Accepting gifts, prizes and entertainment can cause problems when they compromise, or appear to compromise, our ability to make fair and objective business decisions. No gift, prizes or entertainment should be accepted or offered if it will unfairly influence a business decision. For further detailed information, please refer to Harvest’s Business Gifts and Entertainment Policy.

REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR

Employees are required to report violations of this Code, even if they are not themselves involved in the violation. Any employee is encouraged to talk to his or her supervisor or manager first when in doubt about the best course of action in a particular situation or with respect to violations or potential violations. If that is not possible under the circumstances or if raising an issue with the supervisor or manager does not result in a resolution, employees are responsible to take matters up the chain of management in his or her department, or as appropriate, with the Human Resources department, or Harvest’s legal counsel, senior management or officers.

Otherwise, if submission of information on a confidential basis is considered necessary, that can be done using Harvest’s anonymous whistleblower hotline (ConfidenceLine). Harvest does not allow retaliatory action against any employee who, in good faith, reports a possible violation or concerns.

Employees should bear in mind that when reporting violations, provision of insufficient information will limit Harvest’s ability to adequately investigate the reported violation, and it is unacceptable to file a report or submit concerns knowing such information to be false. Harvest management and, in certain situations, the Board of Directors or its committees are ultimately responsible for the investigation of and appropriate response to reports of suspected violations of the Code, but cooperation by employees in any investigation related to a violation or suspected violation is required.

WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Employees are expected to follow the Code at all times. In certain situations, a waiver may be considered appropriate and not to be adverse to the interest of the Corporation. As a general principle, waivers will be granted only where such is in the best interests of the Corporation and does not present material financial or reputational risk to Harvest, and waivers or exceptions shall be subject to any conditions deemed appropriate.

CORPORATE POLICY

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:	EMPLOYMENT – GENERAL
ISSUED:	February 28, 2014
PAGE:	Page 7 of 7

Whether waivers will be granted, and the basis on which to grant waivers, will be determined and recommended for consideration for approval on a case-by-case basis, as deemed appropriate by the Corporation’s senior management (and, as required, with the advice of the Corporation’s legal counsel). The decision to grant a waiver will be solely that of the President and Chief Executive Officer with respect to employees, and by the Audit Committee with respect to, officers and directors. Any waiver for directors or officers, and the basis therefore, shall be publicly disclosed or filed to the extent required by law, rule, regulation or stock exchange or securities commission requirement.

COMPLIANCE AND ENFORCEMENT PROCEDURES

This Code cannot, and is not intended to address all of the situations employees may encounter. There will be occasions where employees are confronted by circumstances not covered by policy or procedure and where personal judgment will need to be applied as to the appropriate course of action. In those circumstances, employees are encouraged to contact their supervisor or manager or the Human Resources department for guidance.

Certification of compliance with the Code is required annually.

All disclosures required under this Code will be made in writing. Any updates to such disclosure that have not previously been made are to be included in an employee’s annual Code compliance certification. However, that annual update does not in any way relieve or provide an exception to the obligation to make disclosures promptly and ongoing or occurrence basis.

Violation of the Code may result in disciplinary action, up to and including dismissal from Harvest.